FOR IMMEDIATE RELEASE

ENTERRA ENERGY TO HOST CONFERENCE CALL TODAY, MONDAY, DECEMBER 12TH AT

11 AM ET/9 AM MT TO DISCUSS PROPOSED OKLAHOMA ACQUISITION AND

RECENT BUSINESS DEVELOPMENTS

Calgary, AB-December 12, 2005 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) will host a conference call today, Monday, December 12, 2005 at 11:00 am Eastern Time/9:00 am Mountain Time.  The purpose of the call is to review Enterra’s proposed acquisition of oil and gas assets in Oklahoma.  Management will also bring investors up to date on other recent business developments.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period.

This conference call will be webcast over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution, which is currently US$0.17 per Trust Unit.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of new management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, receipt of the necessary approvals by shareholders, the court or other regulatory bodies with respect to the anticipated acquisitions, the continued cooperation of the parties to the anticipated acquisitions, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of new management to achieve the anticipated benefits, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

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Enterra Energy Trust News Release

December 12, 2005

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101.  Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC.  Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts).

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

Company contacts:

Investor Relations:
Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, Chairman 403/213-2507

Linda Latman, 212/836-9609

E. Keith Conrad, President & CEO 403/539-4306

Andreas Marathovouniotis 212/836-9611

John Kalman, CFO 403/444-4423

www.theequitygroup.com

www.enterraenergy.com